ADVANCING TO PRODUCTION TSX: POM, NYSE MKT: PLM	100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4189 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

NEWS RELEASE	2013-4

POLYMET REPORTS FISCAL 2013 RESULTS

Hoyt Lakes, Minnesota, April 23, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE-MKT: PLM) (“PolyMet” or the “Company”) today reported that it has filed its financial results for the year ended January 31, 2013. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

FINANCIAL HIGHLIGHTS

  Loss for the year ended January 31, 2013 was $6.626 million compared with $3.045 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation in the year ended January 31, 2013 were $3.653 million compared with $2.744 million in the prior year period, excluding non-cash stock based compensation. Salaries and benefits increased by $0.730 million to $1.394 reflecting expansion of corporate staff.

  At January 31, 2013 PolyMet had cash and cash equivalents of $8.088 million compared with $17.478 million at January 31, 2012. Since then, PolyMet has received a $20 million loan and has announced that it plans to issue a $60 million Rights Offering with a standby commitment from Glencore International plc for approximately $53 million. On a pro forma basis, adjusting for the Rights Offering (including repayment of the $20 million loan) PolyMet would have cash and equivalents of approximately $67 million net of standby fees payable in connection with the Rights Offering.

  PolyMet invested $18.404 million into its NorthMet project during the year ended January 31, 2013, compared with $16.137 million in the prior year period. The year ended January 31, 2013 included $2.092 million for purchase of wetland restoration properties. The prior year period included $3.420 million from the sale of equipment the Company no longer plans to use and $4 million for purchase of land funded with proceeds from an Iron Range Resources and Rehabilitation Board loan.

  In the year ended January 31, 2013, PolyMet recorded a $31.8 million non-cash provision related to its indemnification of Cliffs Natural Resources, Inc. ("Cliffs") environmental liabilities at the Erie Plant. Under a consent decree between Cliffs and the Minnesota Pollution Control Agency ("MPCA"), Cliffs agreed to mitigate some alleged violations on the property. In October 2012, the MPCA responded to long-term mitigation plans submitted earlier in the year. While there is substantial uncertainty relating to the applicable water quality standards, engineering scope and responsibility for the financial liability, the MPCA's response to the plans submitted now provides sufficient guidance to allow the Company to estimate of the liability – under IFRS, PolyMet has included its best estimate of these liabilities.

  As of January 31, 2013 PolyMet had spent $52.7 million on environmental review and permitting, of which $46.2 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	January 31, 2013	January 31, 2012

Cash & equivalents	$8,088	$17,478
Working capital	2,629	16,375
Total assets	236,127	189,571
Total liabilities	93.215	57,205
Shareholders’ equity	142,912	132,366

	Year ended Jan 31,
Income Statement	2013	2012

General & administrative expense excluding non-cash share-based compensation	$3,653	$2,744
Non-cash share-based compensation	$2,255	$625

Other Expenses	$718	$333

Income (loss) before tax	$6,626	$3,702
Recovery of future income tax	$-	$657

Income (loss) per share	$(0.04)	$(0.02)

Investing Activities
NorthMet Property	$18,404	$16,137

Weighted average shares outstanding	178,949,306	160,358,498

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the Rights Offering, budgets, , work programs, capital expenditures, actions by government authorities, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PolyMet has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling 1-416 915-4149.